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                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                (Amendment No.  1  )*

                           COMMUNITY FIRST BANKSHARES, INC.
                                   (Name of Issuer)

                            COMMON STOCK, $0.01 PAR VALUE
                            (Title of Class of Securities)

                                     203902 10 1
                                    (CUSIP Number)

                                   Patrick Delaney
                             Lindquist & Vennum P.L.L.P.
                                   4200 IDS Center
                                80 South Eighth Street
                             Minneapolis, Minnesota 55402
                              TELEPHONE:  (612) 371-3211
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                     JUNE 6, 1997
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 4 Pages

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CUSIP No. 203902 10 1
          -----------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
     Persons                                Dennis M. Mathisen


-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*          N/A

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                               / /
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 (6) Citizenship or Place of Organization         UNITED STATES

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting           1,481,705
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting         -0-
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive      1,481,705
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive    -0-
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person  1,481,705

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares* / / (See instructions)
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)    7.9%

-------------------------------------------------------------------------------
(14) Type of Reporting Person*     IN

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 4 Pages

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Item 1.  SECURITY AND ISSUER

    The class of equity securities to which this Amendment No. 1 to Schedule 13D relates is the Common Stock, par value $.01 per share (the "Common Stock"), of Community First Bankshares, Inc. (the "Company"). The address of the principal executive office of the Company is 520 Main Avenue, Fargo, North Dakota 58124-0001.

Item 5.       INTEREST IN SECURITIES OF THE ISSUER

    (c) On June 6, 1997, Mr. Mathisen transferred 148,000 shares of Common Stock of the Company to a non-affiliated investment fund, and in exchange he received a corresponding interest in the fund. For purposes of the transaction, the Common Stock was valued at $35.125 per share, equal to the closing sale price of Common Stock of the Company on June 5, 1997.


                                  Page 3 of 4 Pages

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                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: June 24, 1997                         /s/ Dennis M. Mathisen
                                            ------------------------------------
                                            Dennis M. Mathisen


                                  Page 4 of 4 Pages